Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Iliad Holdings, Inc.
Commission File No. 333-141695

To:	Hanover Employees Worldwide

From:	John Jackson, President and CEO

Date:	May 9, 2007

Subject:	Merger Integration Update

The purpose of this email is to update you on our integration plans and to tell you how excited we continue to be about the proposed merger of Hanover and Universal. The merged company’s global position, scale and geographic footprint will open unique opportunities we would never have had separately. And, thanks to the achievements and capabilities of both Hanover and Universal, the merged company will be in a great position to aggressively pursue these opportunities once the merger has been cleared by the Department of Justice and the transaction closes.
The new top leadership team, which will be led by Universal’s President and CEO, Steve Snider, for the proposed new company will be:

Chief Operating Officer	Brian Matusek, currently SVP, Western Hemisphere, Hanover

Chief Financial Officer	Michael Anderson, currently SVP and CFO, Universal

Manufacturing	Dan Newman, currently VP, Manufacturing & Global Services, Hanover

Corporate Development	Brad Childers, currently SVP & President, International Operations, Universal

Human Resources	Steve Muck, currently VP, Human Resources & Health, Safety and Environment, Hanover

Legal	Donald Wayne, currently VP, General Counsel and Secretary, Universal
One of the first integration planning steps for our leaders will be to define how their area will be structured to achieve our proposed new company’s overall vision, and to appoint their respective leadership teams. We will use a rigorous and fact-based selection process with equal opportunity for targeted candidates in both companies. We will be announcing these and other decisions; i.e. the location of our new Houston headquarters and the name of our new company in the near future. Of course, these decisions and all integration planning are contingent on regulatory and shareholder approval of the proposed transaction, and its actual closing.
Our aspiration is to become much more than the sum of our two companies. We intend to not only be a global leader in size, but also in how we conduct business and treat our customers; i.e. to be the world’s leader in reliability and service in the energy sector.
There is still much work to be done to develop the details of how we plan to integrate the two companies. We are in the process of forming several Universal/Hanover integration planning teams with a kick off for team leaders to be held on June 4th and 5th. We have also engaged McKinsey & Co, an outside consulting firm, to help us with this process, including working intensely with these integration teams.
We continue to make progress with the regulatory process and anticipate a successful close but, like the majority of mergers at this stage of the process, do not yet know the exact date when we will become one company. As we have repeatedly emphasized, until the proposed transaction officially closes, Universal and Hanover must continue to compete vigorously. Our customers expect that, and the antitrust laws demand it.
As we launch the integration planning process, it’s critical for us to stay focused on our day-to-day business and to continue to operate as independent companies. Both Hanover and Universal have a history of success. Much of our success is due to your efforts. You have been and will remain an important part of this proposed merger and our future success.

Additional Information
In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Iliad Holdings, Inc., which includes preliminary proxy statements of Universal and Hanover, and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it is available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and the SEC filings that are and will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832 554-4856.
Participants in Solicitation
Universal and Hanover and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Universal’s Annual Report on Form 10-K, as amended by Amendment No. 1, as filed with the SEC on March 1, 2007 and April 30, 2007, respectively, and in Hanover’s Annual Report on Form 10-K, as amended by Amendment No. 1, as filed with the SEC on February 28, 2007 and April 30, 2007, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger is included in the preliminary proxy statement/prospectus that has been filed with the SEC and will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

Forward-Looking Statements
All statements in this announcement other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Hanover’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding whether and when the transactions contemplated by the merger agreement will be consummated, the timing of the determination and publication of Iliad’s new name and headquarters and the expected impact of the merger on Hanover’s employees and operating results. Among the factors that could cause results to differ materially from those indicated by those forward-looking statements are the result of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by the stockholders of Hanover and Universal, the satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement and the failure to realize anticipated synergies from the proposed merger. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2006 and those set forth from time to time in Hanover’s filings with the Securities and Exchange Commission, which are available through Hanover’s website www.hanover-co.com. Hanover expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.